

September 13, 2021

Samantha Sacks Gallagher
Executive Vice President
VICI PROPERTIES INC.
535 Madison Avenue
20th Floor
New York, NY 10022

Re: VICI PROPERTIES INC.
Form S-4
Filed September 8, 2021
File No. 333-259386

Dear Ms. Sacks Gallagher:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Stacey McEvoy, Esq.